

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 8, 2016

Mark C. Throdahl
President and Chief Executive Officer
OrthoPediatrics, Corp.
2850 Frontier Drive
Warsaw, IN 46582

> **Re: OrthoPediatrics, Corp.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 24, 2016**
> **CIK No. 0001425450**

Dear Mr. Throdahl:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The Offering, page 8

1.   We note your revised disclosure here and throughout your prospectus that you plan to use a portion of your net proceeds from this offering to pay the accumulated and unpaid dividends on your series B preferred stock. Please revise this section to include the dollar amount of the unpaid dividends and the affiliates you identify on page 114 who will receive a portion of the net proceeds.

Stock-Based Compensation, page 68

2.   With respect to the 120,058 shares of restricted common stock granted during the three months ended March 31, 2016, please provide us with your analysis in valuing those grants.

You may contact Tara Harkins at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Charles K. Ruck, Esq.
        Latham & Watkins LLP